THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 27, 2013

Ms. Joanna Lam
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Shoshone Silver/Gold Mining Company
SEC file No. 000-31184
Letter of Comments Dated 8-6-2013

Dear Ms. Lam:

Please be advised that I represent Shoshone Silver/Gold Mining Company (the “Company”).   In response to the SEC’s letter the comments dated August 6, 2013 and our telephone conversation today, the Company intends to file its response addressing the comments therein, no later than Friday, August 30, 2013.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:hdw

cc:  Shoshone Silver/Gold Mining Company